Via Facsimile and U.S. Mail
Mail Stop 6010

October 1, 2008

Mitchell H. Gold, M.D.
President and Chief Executive Officer
Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121

Re: **Dendreon Corporation**
        Form 10-K for the Year Ended December 31, 2007
        Filed March 12, 2008
        File No. 000-30681

Dear Dr. Gold:

We have reviewed your filing and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Collaborations, page 9.

1.   We note your response to comment 1. According to your response letter you are responsible for sponsoring Phase I and Phase II clinical trials approved by the JSC for the monoclonal product program at your sole expense. Please revise your

discussion of the agreement to disclose this obligation. Additionally, disclose the following information:

- that the agreement ends on the later of ten years after the first commercial sale or the expiration of the last to expire of the relevant patents, which are expected to expire in July 2018; and
- the certain events that could trigger either party's obligation to pay royalties and/or share profits and disclose the percentage range of payments that would be made under the terms of the agreement.

2. We note your response to comment 3 and note that the agreement was filed pursuant to a confidential treatment request. However, it appears that the confidential treatment request was not subject to a review and that some of the redacted information was material. Please revise to disclose the term and termination provisions.

3. We note your response to comment 5. It appears that the Wilex agreement was material to your operations for the year ended December 31, 2007. Therefore, all material terms of the agreement should be disclosed in your Form 10-K. Please revise to disclose the aggregate potential milestone payments.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director